Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2010

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the accompanying consolidated financial statement of Hard Creek Nickel Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to note 1 to the consolidated financial statements, which describe certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Hard Creek Nickel Corporation as at December 31, 2010 and 2009 and the results of its operations, and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
March 28, 2011

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2010 and 2009

ASSETS
	2010	2009
CURRENT
Cash and cash equivalents	$3,137,745	$813,736
Recoverable taxes	55,421	21,282
Mining tax credits (Note 6)	108,162	1,301,506
Other receivable	-	1,518
Prepaid expenses	110,287	38,844
	3,411,615	2,176,886

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $101,903(2009: $83,447)	39,959	54,414
MINERAL PROPERTY INTERESTS (Note 3)	179,500	179,500
DEFERRED EXPLORATION COSTS (Note 3 and Schedule 1)	30,122,066	28,321,528
	$33,941,040	$30,920,228

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$369,013	$285,527
FUTURE INCOME TAXES (Note 6)	524,665	819,203
	893,678	1,104,730
CONTINGENCY (Note 1)
SUBSEQUENT EVENTS (Note 10)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)	43,399,177	39,562,338
CONTRIBUTED SURPLUS (Note 4)	5,183,894	4,569,349
DEFICIT	(15,535,709)	(14,316,189)
	33,047,362	29,815,498
	$33,941,040	$30,920,228

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“ LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

ADMINISTRATIVE EXPENSES
Amortization	$13,725	$24,389	$20,860
Consulting	750	6,800	150,180
Consulting – stock-based (Note 4)	170,135	-	-
Director fees (Note 5)	24,000	24,000	-
Financing costs (Note 4)	-	-	426,700
Investor relations	230,011	127,593	597,397
Investor relations – stock-based (Note 4)	139,778	6,045	184,121
Legal and audit	86,598	258,051	280,935
Management fees (Note 5)	270,000	268,000	154,000
Management fees – stock-based (Note 4)	55,231	142,700	131,322
Office and general	317,488	314,950	380,328
Property evaluation	-	3,675	8,018
Property impairment	-	6,527	44,662
Salaries and benefits	17,250	21,620	28,880
Salaries and benefits – stock-based (Note 4)	-	315	1,993
Travel and promotion	139,080	33,773	114,745

LOSS BEFORE OTHER ITEMS	1,464,046	1,238,438	2,524,141

OTHER ITEMS
Write-down of equipment	4,731	-	-
Interest income	(51,175)	(22,688)	(463,052)

LOSS BEFORE INCOME TAXES	1,417,602	1,215,750	2,061,089

FUTURE INCOME TAXES (RECOVERY) (Note 6)	(198,082)	261,788	(102,822)

NET AND COMPREHENSIVE LOSS	1,219,520	1,477,538	1,958,267

DEFICIT, BEGINNING	14,316,189	12,838,651	10,880,384

DEFICIT, ENDING	$15,535,709	$14,316,189	$12,838,651

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.02)	$(0.03)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	64,947,151	60,370,592	60,317,860

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

OPERATING ACTIVITIES
Net loss	$(1,219,520)	$(1,477,538)	$(1,958,267)
Non cash items
Amortization and write-down of equipment	18,456	24,389	20,860
Property impairment	-	6,527	44,662
Stock-based compensation	365,144	149,060	317,436
Financing costs	-	-	426,700
Future income taxes	(198,082)	261,788	(102,822)

Changes in operating assets and liabilities
Recoverable taxes	(34,139)	7,004	458,435
Other receivable	1,518	(1,518)	-
Prepaid expenses	(71,443)	14,642	42,380
Accounts payable and accrued liabilities	(43,430)	112,786	(568,091)
Due to related party	-	-	(1,484)

	(1,181,496)	(902,860)	(1,320,191)
INVESTING ACTIVITIES
Exploration and development costs	(1,635,699)	(2,398,421)	(4,293,398)
Mining tax credits	1,193,344	-	-
Purchase of equipment	(4,001)	(10,218)	(39,090)

	(446,356)	(2,408,639)	(4,332,488)

FINANCING ACTIVITIES
Proceeds from share issuances, net	3,951,861	-	70,000

NET INCREASE (DECREASE) IN CASH AND CASH	2,324,009	(3,311,499)	(5,582,679)
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING	813,736	4,125,235	9,707,914

CASH AND CASH EQUIVALENTS, ENDING	$3,137,745	$813,736	$4,125,235

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$536,959	$65,709	$25,098
Guaranteed Investment certificates	2,600,786	748,027	4,100,137
	$3,137,745	$813,736	$4,125,235

Non-cash transactions:

2010
Warrants with an estimated fair value of $171,133 were issued as fees relating to brokered private placements (Note 4).

2008
Warrants were re-priced with an estimated fair value of $426,700 (Note 4).

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

1.	NATURE OF OPERATIONS

Hard Creek Nickel Corporation (the “Company”) is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the Company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

Mineral property interests

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, and exploration are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral property interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource using the units of production method.

Equipment
Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation
The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black-Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income tax rates. Financial results as determined by actual events could differ from those estimates.

Loss per share
Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Share capital – Flow-through shares
The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act. The Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same year.

Impairment of long-lived assets
The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments
The Company follows the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, other receivable, and accounts payable. Cash and cash equivalents are measured at face value, representing fair value, and is classified as held-for-trading. Recoverable taxes, mining tax credits, and other receivable, which are measured at amortized cost, are classified as loans and receivables. Accounts payable is measured at amortized cost and classified as other financial liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company has determined that it does not have derivatives or embedded derivatives.

The CICA Handbook Section 3862, Financial Instruments – Disclosure, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:
Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or
Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.
Financial instruments classified as level 1 include cash and cash equivalents.

Mining tax credits
Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of loss and comprehensive loss depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency. Changes in interpretation of the relevant legislation and rules governing these tax credits may result in adjustments to the credits recorded in the statements.

Asset retirement obligations
The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled. Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company’s resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)
The Canadian Accounting Standards Board will require all public companies to use IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarters of fiscal year ending December, 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS and initial adoption alternatives have not been determined.

Business Combination, Consolidated Financial Statements and Non-controlling interest
For interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements”. The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements” respectively. Management does not consider that the adoption of these standards will have a significant impact on the Company’s financial statements.

3.	MINERAL PROPERTY INTERESTS

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2010, excluding tax credits, the Company incurred costs totalling $1,952,837 (2009 - $2,454,835) (Refer to Schedule 1).

In May 2006, the Company acquired, by staking, a 100% interest in the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located west of the Turnagain property. There was no work completed on these properties during the year ended December 31, 2010 (2009 - $810).

In July 2009, the Company acquired, by staking, a 100% interest in the Dease Lime claims located east of Dease Lake, British Columbia. During the year ending December 31, 2010, the Company incurred costs totalling $115 (2009 - $4,365).

In November 2009, the Company acquired, by staking, a 100% interest in the Wheaton Lime claims located southwest of the Turnagain property. During the year ended December 31, 2010, the Company incurred costs totalling $10,686 (2009 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu claims located northeast of Smithers, British Columbia. During the year ended December 31, 2010, the Company incurred costs totalling $1,460 (2009 - $Nil).

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

4.	SHARE CAPITAL

Authorized: Unlimited common shares without par value

	December 31, 2010		December 31, 2009
	Number of		Number of
	Shares	$	Shares	$

Issued and outstanding:
Balance, beginning	60,370,592	39,562,338	60,370,592	39,562,338
Private placements, net	14,000,000	3,179,959	-	-
Exercise of options	65,000	24,042	-	-
Exercise of warrants	2,109,460	632,838	-	-

Balance, ending	76,545,052	43,399,177	60,370,592	39,562,338

In April 2010, the Company completed a private placement for 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000. As part of this private placement, the Company incurred other share issue costs of $5,196 for filings fees. Each unit consists of one common share and one half of a share purchase warrant. One share purchase warrant is exercisable into one common share at $0.40 per share for a period of one year. As consideration for their services under the private placement, the agents received a cash commission of $57,000 and 228,000 share purchase warrants valued at $59,406. These costs were offset against the gross proceeds. The warrants are exercisable into one common share at $0.40 for one year.

In December 2010, the Company completed a private placement for 10,000,000 units at a price of $0.25 per unit for gross proceeds of $2,500,000. As part of this private placement, the Company incurred other share issue costs of $10,031 for filings fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.33 per share for a period of two years. As consideration for their services under the private placement, the agents received a cash commission of $129,000 and 516,000 share purchase warrants valued at $111,727. These costs were offset against the gross proceeds. The warrants are exercisable into one common share at $0.33 for two years.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of the warrants at the exercise price. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

During the year ended December 31, 2010, the Company netted $52,319 against share issuance costs relating to future income tax benefits.

Stock Options:
The Company has a stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding. The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX.

	December 31, 2010	December 31, 2009
Balance, beginning	5,982,500	5,200,000
Granted	2,010,000	2,870,000
Exercised	(65,000)	-
Cancelled/Expired	(1,310,000)	(2,087,500)
Balance, ending	6,617,500	5,982,500
Exercisable, ending	6,267,500	5,782,500

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

4.	SHARE CAPITAL (CONTINUED)

Stock Options (continued):
During the year ended December 31, 2010, the Company granted 2,010,000 stock options to employees and consultants. The stock options were determined to have a fair value of $447,204. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair value recognized in the statement of loss and comprehensive loss was $365,144 for the year ended December 31, 2010. As of December 31, 2010, 350,000 stock options remain unvested with total fair value of $31,984. The weighted average remaining lives of the vested and unvested stock options at December 31, 2010 are 2.86 years and 0.72 years, respectively. The weighted average exercise price at December 31, 2010 is $0.53. During the year ended December 31, 2010, $82,059 was capitalized to mineral property interests

During the year ended December 31, 2009, the Company granted a total of 2,870,000 stock options to directors, consultants and employees. The stock options were estimated to have a fair value of $199,358. During the year ended December 31, 2009, $56,414 was capitalized to mineral property interests. As of December 31, 2009, 5,782,500 stock options had vested and 200,000 stock options remained unvested with total fair value of $71,200.

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $488,454. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

	December 31,	December 31,	December 31,
	2010	2009	2008
Risk-free interest rate	1.89 - 2.82%	1.98-2.58%	2.80
Dividend yield	0%	0%	0%
Volatility factor	101 - 126%	70-82%	64-88%
Expected option life	2 - 5 years	5 years	2-5 years

Share Purchase Warrants:
	December 31, 2010	December 31, 2009
Balance, beginning	2,719,802	2,719,802
Issued	7,744,000	-
Exercised	(2,109,460)	-
Expired	(610,342)	-
Balance, ending	7,744,000	2,719,802

The weighted average remaining life and weighted average exercise price is 1.49 years and $0.35, respectively.

During the year ended December 31, 2008, certain warrants were re-priced The fair value increase of $426,700 was charged as a financing expense.

Contributed Surplus:	December 31, 2010	December 31, 2009
Balance, beginning	$4,569,349	$4,363,875
Stock-based compensation	447,204	205,474
Fair value of broker warrants	171,133	-
Stock options exercised	(3,792)	-
Balance, ending	$5,183,894	$4,569,349

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

5.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2010	December 31, 2009	December 31, 2008

Geological and project management	$195,500	$160,000	$292,400
Director fees	24,000	24,000	-
Management fees	270,000	268,000	154,000
Stock-based compensation	127,581	157,239	203,056
	$617,081	$609,239	$649,456

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties.

6.	INCOME TAXES AND MINING TAX CREDITS

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components are as follows for the years ended December 31, 2010, 2009 and 2008.

	December 31,	December 31,	December 31,
	2010	2009	2008

Loss before income taxes	$(1,417,602)	$(1,215,750)	$(2,061,089)
Statutory income tax rate	28.5%	30.0%	31.0%

Expected tax recovery	(404,017)	(364,725)	(638,938)
Increase (decrease) resulting from:
Expired non-capital operating losses	191,348	145,268	76,095
Stock-based compensation	104,066	44,718	94,173
Warrant extension	-	-	126,588
Share issuance expenses	-	-
Changes in tax rates	9,417	(34,973)	6,478
Realization of previously unrecognized tax assets	-	-
Increase in valuation allowance	-	-	204,787
Changes in tax and resource pools	-	433,236	-
Other adjustments	(98,896)	38,254	27,995
Future income taxes (recovery)	$(198,082)	$261,778	$(102,822)

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 25.30% (2009 – 26.00%), are as follows:

	December 31,	December 31,
Components:	2010	2009
Mineral properties	$(4,781,766)	$(4,963,306)
Non-capital and net-capital losses available	3,599,837	3,487,956
Share issuance costs and other tax deductions	170,184	226,250
Federal non-refundable investment tax credits, net of future taxes	487,080	429,897
Net future tax asset (liability) before valuation allowance	(524,665)	(819,203)
Valuation Allowance	-	-
Net future income tax liability	$(524,665)	$(819,203)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

6.	INCOME TAXES AND MINING TAX CREDITS (CONTINUED)

The Company has approximately $14,180,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2014 and 2030. The Company has approximately $11,445,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $652,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire between 2015 and 2030.

The Company has applied for both provincial refundable tax and federal non-refundable tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2010, there were $108,162 (2009 - $1,301,506) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there was an increase of $44,137 to the Company’s federal non-refundable tax credits (net of future taxes thereon) realized during the year ended December 31, 2010.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of certain costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. To date, the CRA has not provided the Company with a date to review the disputed amounts but has acknowledged receipt of the Notice of Objection. The disputed amounts are not recorded as a receivable as at December 31, 2010 and 2009.

7.	CAPITAL MANAGEMENT

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests. The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions. There were no changes to the Company’s approach to capital management during the year ended December 31, 2010.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

8.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Commodity Risk
Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to commodity price risk.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2010 and 2009, the Company did not have any significant interest rate risk.

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. Had the Company followed US GAAP, certain items on the consolidated statements of net loss and comprehensive loss and cash flows and consolidated balance sheets would have been reported as follows:

Mineral interests acquisition costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. Under US GAAP, mineral interest acquisition costs are capitalized. Under US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. For US GAAP, these acquisition and exploration costs have been impaired and expensed.

Under US GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carry forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES (CONTINUED)

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.

(i)	Assets

	December 31, 2010	December 31, 2009
Total assets, under Canadian GAAP	$33,941,040	$30,920,228
Less: Mineral interests	(179,500)	(179,500)
Less: Deferred exploration cost	(30,122,066)	(28,321,528)
Total assets, under US GAAP	$3,639,474	$2,419,200

(ii)	Liabilities

	December 31, 2010	December 31, 2009
Total liabilities, under Canadian GAAP	$893,678	$1,104,730
Total liabilities, under US GAAP	$893,678	$1,104,730

(iii)	Share Capital

	December 31, 2010	December 31, 2009
Total share capital, under Canadian GAAP	$43,399,177	$39,562,338
Total share capital, under US GAAP	$43,399,177	$39,562,338

(iv)	Deficit

	December 31, 2010	December 31, 2009
Deficit, under Canadian GAAP	$(15,535,709)	$(14,316,189)
Less: Prior years adjustment to deficit	(2,720,725)	(2,720,725)
Less: Mineral interests	(30,122,066)	(28,321,528)
Deficit, under US GAAP	$48,378,500	$(45,358,442)

(v)	Net loss

	December 31, 2010	December 31, 2009	December 31, 2008
Net loss, Canadian GAAP	$(1,219,520)	$(1,477,538)	$(1,958,266)
Less: mineral interests	1,800,538	(3,549,534)	(2,872,430)
Net loss, under US GAAP	$(3,020,058))	$(5,027,072)	$(4,830,696)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES (CONTINUED)

(vi)	Consolidated Statements of cash flow

CONSOLIDATED STATEMENTS OF CASH FLOW	December 31, 2010	December 31, 2009	December 31, 2008
Net cash flows from operating activities, under Canadian GAAP	$(1,181,496)	$(902,860)	$(1,320,191)
Mineral Interest Expenditures	(442,355)	(2,398,421)	(4,293,398)
Net cash used in operating activities-US GAAP	(1,623,851)	(3,301,281)	(5,613,589)
Net cash flows from financing activities, under CDN GAAP and US GAAP	3,951,861	-	70,000

Net cash flows used in investing activities, under CDN GAAP	(446,356)	(2,408,639)	(4,332,488)
Mineral Interest Expenditures	442,355	2,398,421	4,293,398
Net cash used in investing activities, under US GAAP	(4,001)	(10,218)	(39,090)
Net change in cash and cash equivalents	2,324,009	(3,311,499)	(5,582,679)
Cash and cash equivalents, beginning	813,736	4,125,235	9,707,914
Cash and cash equivalents, ending	$3,137,745	$813,736	$4,125,235

Recent Accounting Guidance Not Yet Adopted
The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

10.	SUBSEQUENT EVENTS

The Company granted 925,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.50 per share, expiring January 27, 2016. The Company granted 100,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.60 per share, expiring February 15, 2014.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration Costs
For The Years Ended December 31, 2010 and 2009

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2008	2009	2009	2010	2010

Assays and testing	$1,985,888	$23,918	$2,009,806	$9,949	$2,019,755
Claims renewal /Staking	416,202	5,318	421,520	12,187	433,707
Drilling	12,408,714	18,393	12,427,107	61,860	12,488,967
Environmental studies	1,010,853	130,404	1,141,257	40,536	1,181,793
Exploration data management	804,085	82,724	886,809	11,725	898,534
First Nations	21,835	73,109	94,944	71,500	166,444
Geochemistry	100,956	24	100,980	-	100,980
Geological services	5,523,668	1,013,182	6,536,850	859,396	7,396,246
Geophysical services	686,783	15,300	702,083	-	702,083
Metallurgy	1,632,672	816,035	2,448,707	683,910	3,132,617
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,136,136	107,116	1,243,252	79,150	1,322,402
Transportation	2,161,958	169,312	2,331,270	122,624	2,453,894
Property impairment	(112,820)	(6,527)	(119,347)		(119,347)
BC refundable mining tax credits	(2,549,624)	920,514	(1,629,110)	(108,162)	(1,737,272)
Federal non-refundable mining tax credits	(605,284)	180,712	(424,572)	(44,137)	(468,709)

	$24,771,994	$3,549,534	$28,321,528	$1,800,538	$30,122,066